Exhibit 21.1
Subsidiaries of Ubiquiti Inc.*

Ubiquiti Networks International Limited
Hong Kong
Ubiquiti (Taiwan) Sales Limited
Taiwan
Ubiquiti (Singapore) PTE. Ltd.
Singapore
Ubiquiti International Holding B.V.
Netherlands
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Ubiquiti Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.